UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

VERSO CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	75-3217389
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6775 Lenox Center Court, Suite 400, Memphis, Tennessee	38115-4436
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, $0.01 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

Preliminary Note

As previously disclosed, on January 26, 2016, Verso Corporation (the “Company”) and substantially all of its direct and indirect subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in order to effectuate the First Modified Third Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated June 20, 2016 (the “Plan”). On June 23, 2016, the Bankruptcy Court entered an order confirming the Plan (the “Confirmation Order”), a copy of which was included as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2016. On July 15, 2016 (the “Effective Date”), the Company satisfied the conditions of the Confirmation Order and the Plan became effective.

Pursuant to the Plan, on the Effective Date, the Company created and issued new common stock in the form of Class A common stock, par value $0.01 per share (the Class A Common Stock”), and Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “common stock”). On the Effective Date, pursuant to the Plan, the Company issued 33,366,784 shares of Class A Common Stock and 1,023,859 shares of Class B Common Stock. This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the Company’s Class A Common Stock issued pursuant to the Plan. The Company has applied to list the Class A Common Stock on the New York Stock Exchange under the symbol “VRS”.

Also on the Effective Date, the Company filed an Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware and adopted Amended and Restated Bylaws (the “Bylaws”). The Certificate of Incorporation and Bylaws contain provisions that satisfy the Plan and the Bankruptcy Code.

The following description of the Class A Common Stock does not purport to be complete and is subject to and qualified by the full terms of the Certificate of Incorporation and the Bylaws, copies of which are attached to this registration statement as Exhibit 3.1 and Exhibit 3.2, respectively, and are incorporated herein by reference.

Authorized Capitalization

The Company’s authorized capital stock consists of 210,000,000 shares of Class A Common Stock, 40,000,000 shares of Class B Common Stock, and 50,000,000 shares of preferred stock, par value $0.01 per share (the “preferred stock”).

Description of Capital Stock

Equal Status

Except as provided in the Certificate of Incorporation, all common stock is identical and entitles the holders thereof to the same rights and privileges.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of stockholders, including the election or removal of directors. Except as otherwise required by law or in the Certificate of Incorporation, the holders of each class of common stock will vote together as a single class. The Company’s directors will be elected by a plurality of the votes cast by stockholders entitled to vote on the election. All other matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

There are no cumulative voting rights for the election of directors, which means that the holders of a majority of the shares of common stock voted will be entitled to elect all of the Company’s directors.

Dividends

Subject to the rights of holders of any then outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared by the Company’s board of directors (the “Board of Directors”) out of funds legally available therefor.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, either voluntary or involuntary, the holders of common stock would be entitled to share ratably in all assets available for distribution to stockholders after the payment of or provision for all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Conversion

On the terms and subject to the conditions set forth in the Certificate of Incorporation, each share of Class A Common Stock is convertible, at the option of the holder, into one share of Class B Common Stock at any time on or before October 13, 2016 and each share of Class B Common Stock is convertible, at the option of the holder, into one share of Class A Common Stock.

Other Rights

The holders of common stock do not have preemptive rights to purchase shares of the Company’s stock. The common stock is not subject to any redemption provisions and is not convertible into any other shares of the Company’s capital stock except as otherwise described above. The rights, preferences and privileges of holders of common stock will be subject to those of the holders of any shares of preferred stock that the Company may issue in the future.

Blank Check Preferred Stock

Under the terms of the Certificate of Incorporation, the Board of Directors has the authority, without further action by the Company’s stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. There are currently no shares of preferred stock outstanding, and the Company has no present plans to issue any shares of preferred stock.

The purpose of authorizing the Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could make it more difficult for a third party to acquire control of the Company, or could adversely affect the rights of the Company’s common stockholders by restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. As a result of these and other factors, the issuance of preferred stock could have an adverse impact on the market price of the common stock.

Limitation on Issuance of Non-Voting Equity Securities

Under the terms of the Certificate of Incorporation, the Company will not issue any class of non-voting equity securities (which will not be deemed to include any warrants, options or similar securities to purchase capital stock of the Company) unless and solely to the extent permitted by Section 1123(a)(6) of the Bankruptcy Code as in effect on the Effective Date; provided, however, that this provision (1) will have no further force or effect beyond that required under Section 1123 of the Bankruptcy Code, (2) will have such force and effect, if any, only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to the Company, and (3) may be amended or eliminated in accordance with applicable law as from time to time may be in effect.

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

The Company’s Certificate of Incorporation and Bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and that could make it more difficult to acquire control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. The Company expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board of Directors, which the Company believes may result in an improvement of the terms of any such acquisition in favor of the Company’s stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor. A description of these provisions is set forth below.

Special Meetings of Stockholders

The Bylaws provide that special meetings of the Company’s stockholders may be called only by the Board of Directors, or the chairman of the Board of Directors, or the chief executive officer, if any. Stockholders are not permitted to call a special meeting or require the Board of Directors to call a special meeting.

Supermajority Vote to Amend Certificate of Incorporation and Bylaws

The Certificate of Incorporation provides that the approval of at least two-thirds of the outstanding shares of common stock is required to amend certain provisions of the Certificate of Incorporation. The Certificate of Incorporation and Bylaws provide that the approval of holders of at least two-thirds of the outstanding shares of common stock is required to amend the Bylaws. The Bylaws also may be amended by a majority of the Board of Directors.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation of a corporation specifically authorizes cumulative voting. The Certificate of Incorporation does not grant stockholders the right to vote cumulatively. Therefore, the holders of a majority of the shares of common stock voted will be able to elect all of the Company’s directors.

No Written Consent of Stockholders

The Certificate of Incorporation provides that all stockholder actions, other than those actions required or permitted to be taken by holders of any then outstanding series of preferred stock, are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Advance Notice Procedure

The Bylaws limit the business that may be conducted at an annual meeting of the Company’s stockholders to those matters properly brought before the meeting. The Bylaws provide that only those matters set forth in the notice of a special meeting of the Company’s stockholders may be considered or acted upon at the special meeting.

The Bylaws also establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual or special meeting of the Company’s stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of, the Board of Directors or any duly authorized committee of the Board of Directors, or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors. The procedure also requires that, in order to raise matters at an annual or special meeting, those matters must be raised before the meeting pursuant to the notice of meeting that the Company delivers, or by, or at the direction of, the Board of Directors or any duly authorized committee of the Board of Directors, or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the Company’s secretary of his, her or its intention to raise those matters at the annual or special meeting. If the officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director or that business will not be conducted at the meeting, as applicable.

Blank Check Preferred Stock

The Certificate of Incorporation provides for 50,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the best interest of the Company and its stockholders, the Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Certificate of Incorporation grants the Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of the Company.

Authorized but Unissued Shares

Under Delaware law, the Company’s authorized but unissued shares of common stock are available for future issuance without stockholder approval. The Company may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the Delaware General Corporation Law

In the Certificate of Incorporation, the Company elects not to be subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Choice of Forum

The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the exclusive forum for (1) any derivative action or proceeding brought on the Company’s behalf, (2) any action asserting a breach of fiduciary duty, (3) any action asserting a claim against the Company arising pursuant to the Delaware General Corporation Law or as to which it confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim against the Company that is governed by the internal affairs doctrine.

The overall effect of the foregoing provisions may be to deter a future tender offer. Stockholders might view such an offer to be in their best interest should the offer include a substantial premium over the market price of the common stock at that time. In addition, these provisions may have the effect of assisting the Company’s management to retain its position and place it in a better position to resist changes that the stockholders may want to make if dissatisfied with the conduct of the Company’s business.

Limitation on Liability of Directors and Officers

The Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on behalf of the Company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director.

In addition, with certain exceptions, the Bylaws require that the Company indemnify its directors and officers to the fullest extent permitted by Delaware law and that the Company pay such expenses in advance. The Company also expects to continue to maintain directors’ and officers’ liability insurance. The Company believes that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in the Company’s Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders.

In addition to the indemnification required by the Bylaws, the Company expects to enter into indemnification agreements with each of its current directors and officers. These agreements will provide for the indemnification of the Company’s directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were the Company’s agents. The Company believes that these Bylaw provisions and indemnification agreements, as well as its maintaining directors’ and officers’ liability insurance, help to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Item 2.	Exhibits.

Exhibit Number	Description

2.1	Debtors’ First Modified Third Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K filed June 24, 2016).

3.1*	Amended and Restated Certificate of Incorporation of Verso Corporation

3.2*	Amended and Restated Bylaws of Verso Corporation.

*	This exhibit is filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 15, 2016

VERSO CORPORATION

By:	/s/ Peter H. Kesser
Peter H. Kesser
Senior Vice President, General Counsel and Secretary